Marita A. Makinen Member of the Firm Tel 646.414.6950 Fax 973.535.3357 mmakinen@lowenstein.com

August 29, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Larry Spirgel

Re:	NextWave Wireless Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed on August 17, 2012

File No. 001-33226

Dear Mr. Spirgel:

On behalf of our client, NextWave Wireless Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated August 23, 2012, regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of the Company.

Set forth below in bold are each of the comments set forth in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of proposed changes to the Preliminary Proxy Statement in response to such comment. Included as Annex A to this response letter are marked pages of the Preliminary Proxy Statement reflecting such proposed changes. For your convenience, each of the numbered paragraphs below corresponds to the numbered paragraphs in the Staff’s comment letter and includes the caption used in the comment letter.

Summary, page 7

1. Please identify the stockholders who are party to the voting agreements with AT&T, Inc. and describe their affiliation with you and/or AT&T, Inc.

In response to the Staff’s comment, the Company proposes to revise the disclosure on pages 18 and 75 of the Preliminary Proxy Statement to add the following text:

“Specifically, Parent entered into separate voting agreements with: (i) funds managed by Avenue Capital Management II, L.P., (ii) Solus Alternative Asset Management LP, in respect of funds managed by it, (iii) Polygon Recovery Fund L.P., (iv) Mr. Manchester, (v) Mr. Salmasi (on behalf of himself and Navation, Inc., a company controlled by him and owned solely by members of his family), (vi) Mr. Cassou and (vii) Kevin Finn, each of which, other than Mr. Cassou, is, or is affiliated with, one or more holders of NextWave third lien notes and Holdco third lien notes.

Page 2	August 29, 2012

Funds affiliated with Avenue Capital Group and Solus Alternative Asset Management are also the holders of our senior notes and subordinated notes. Messrs. Manchester and Salmasi are members of our board of directors. Mr. Cassou is our EVP, Chief Legal Counsel and Secretary, and Mr. Finn is a former executive officer of the Company.”

Background of the Merger, page 25

2. We note that board members Allen Salmasi and Douglas F. Manchester are holders of your old third lien notes. Disclose what, if any, involvement Messrs. Salmasi and Manchester had in negotiating the allocations of consideration among holders of the senior notes, subordinated notes, old third lien notes and your common stock.

The Staff is supplementally advised that neither Mr. Salmasi nor Mr. Manchester negotiated with the Company or Parent the allocation of consideration among the holders of senior notes, subordinated notes, old third lien notes and Company common stock. Mr. Salmasi and Mr. Manchester were aware of the discussions of allocations that occurred among the Company, Parent and certain of the holders of the third lien notes, and were informed of the Independent Committee’s allocation proposals in their capacity as holders of old third lien notes and at meetings of the Company’s board of directors. After a number of holders of old third lien notes had indicated their willingness to proceed to negotiate transaction documents based on the allocation ultimately supported by the Independent Committee, Mr. Salmasi and Mr. Manchester each independently determined that the allocation was acceptable to them. Mr. Salmasi and Mr. Manchester received drafts of transaction documents and certain comments from Mr. Salmasi and Mr. Manchester and counsel representing Mr. Salmasi’s entity Navation were incorporated into the final transaction documents.

Page 3	August 29, 2012

Opinion of the Independent Committee’s Financial Advisor, Moelis & Company LLC, page 36

3. You disclose that in arriving at its opinion, Moelis “reviewed certain internal estimates and other information relating to the business, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company.” Please disclose in the proxy statement all material estimates and other information provided to Moelis as well as the basis for, and the material assumptions underlying the items provided.

The Staff is supplementally advised that the referenced items provided by the Company to Moelis consisted of projected total debt, estimated cash uses and balances on a monthly basis and estimated values for miscellaneous assets that are not material to the Company, individually or in the aggregate.

Projected total debt for the Company was based on management estimates assuming current debt balances and accruals of payment-in-kind interest at current interest rates. Total debt was projected as of December 31, 2012 and as of March 31, 2013. These projected debt amounts were disclosed in the first full paragraph of page 41 of the Preliminary Proxy Statement.

The Company’s estimated monthly use of cash for the period from June 2, 2012 to March 31, 2013 was also provided to Moelis. Page 37 of the Preliminary Proxy Statement contains disclosure indicating that Moelis noted for its opinion the Company’s public disclosure that the Company’s current cash reserves are not sufficient for the Company to meet payment obligations under the notes at the original maturity dates, commencing in December 2012. In light of the December debt maturities, and the Company’s previously disclosed inability to pay its debt at maturity, the Company does not believe disclosing its monthly cash usage estimates would provide Company stockholders any material information necessary to evaluate the Moelis opinion or the proposed transaction.

Finally, the Company estimated the value of miscellaneous assets, described on page 41 of the Preliminary Proxy Statement, at between $4 million to $8 million in the aggregate. As noted on page 41 of the Preliminary Proxy Statement, this information was not considered part of Moelis’ financial analysis with respect to its opinion. Moreover, the Company does not believe such amounts are material. Accordingly, the Company does not believe additional disclosure regarding the value of the miscellaneous assets is warranted.

Sum-of-the-Parts Analysis, page 39

4. Please revise to explain for each valuation how Moelis selected the implied value range based upon the information reviewed. For example, explain how Moelis determined a A and B frequency block dollar per MHz-POPs range of $0.200 to $0.375 based upon the FCC auction and Dish Network Corp. transactions. If material, clarify the “other things” Moelis considered in reaching each determination. In addition, disclose why Moelis determined the AWS range based upon premiums paid by the respective acquirers as opposed to the dollar per MHz-POPs paid by those acquirers.

Page 4	August 29, 2012

In response to the Staff’s comment, the Company proposes to revise the disclosure appearing on pages 39 and 40 of the Preliminary Proxy Statement as provided on the enclosed changed pages. In addition, the Company supplementally notes for the Staff the existing disclosure appearing on page 39 of the Preliminary Proxy Statement which states that, in the case of the “Sum-of-the-Parts Analysis,” “[n]o FCC auction, transaction or company used in this analysis was identical or directly comparable to the Company, its assets or the Transaction. This analysis involved complex considerations and judgments concerning differences in market, bandwith and regulatory characteristics, radio equipment availability and other factors that could affect the auction, acquisition, public trading or other values of the FCC auctions, or public company transactions to which the Company’s spectrum assets were compared.”

As requested in the Staff’s letter, the required statement from the Company is included as Annex B to the response letter.

We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950 or Michael Reinhardt at (973) 597-2552.

Sincerely,

/s/ Marita A. Makinen

cc:	Frank A. Cassou, Esq.

Annex A

•

a portion of any alternative minimum tax reasonably expected to be imposed on the Company with respect to the merger, the Third Lien NPA and the transfer of the other assets or the additional spectrum assets; and

•

the aggregate amount of the balance sheet liabilities of the Company (other than liabilities attributable to the notes), subject to certain exclusions, minus the amount of the Company’s unrestricted cash.

In addition, $25 million of the purchase price paid under the Third Lien NPA will be held in the $50 million escrow fund to be established on the closing date, as described under the heading “Contingent Payment Rights and Indemnification of Parent beginning on page 69.”

The holders of our old third lien notes have also agreed, on the terms and conditions set forth in the Third Lien NPA and the forbearance agreement:

•

to pay to Parent a termination payment equal to the lesser of $35 million and the difference between the fair market value of the proceeds received by the holders of the NextWave third lien notes and the fair market value of the proceeds that would have been received under the Third Lien NPA if the merger agreement is terminated in a manner that requires us or an alternative acquirer to pay the $5 million termination payment and a qualifying transaction is concurrently or subsequently consummated; and

•	to not interfere with the merger or take any action to support a bankruptcy filing of the Company.

Voting Agreement (Page 75)

Concurrently with the execution of the merger agreement and as an inducement to Parent’s and Merger Sub’s willingness to enter into the merger agreement, certain stockholders of the Company who are entitled to vote an aggregate of approximately fifty-eight percent of the outstanding shares of the Company’s common stock, have entered into voting agreements with Parent, a form of which is attached to the merger agreement as Exhibit A, pursuant to which such stockholders have agreed to vote their shares of the Company’s common stock, among other things, in favor of the adoption of the merger agreement. Specifically, Parent entered into separate voting agreements with: (i) funds managed by Avenue Capital Management II, L.P., (ii) Solus Alternative Asset Management LP, in respect of funds managed by it, (iii) Polygon Recovery Fund L.P., (iv) Mr. Manchester, (v) Mr. Salmasi (on behalf of himself and Navation, Inc., a company controlled by him and owned solely by members of his family), (vi) Mr. Cassou and (vii) Kevin Finn, each of which, other than Mr. Cassou, is, or is affiliated with, one or more holders of NextWave third lien notes and Holdco third lien notes. Funds affiliated with Avenue Capital Group and Solus Alternative Asset Management are also the holders of our senior notes and subordinated notes. Messrs. Manchester and Salmasi are members of our board of directors. Mr. Cassou is our EVP, Chief Legal Counsel and Secretary, and Mr. Finn is a former officer of the Company. The terms of the voting agreement provide for certain restrictions on such stockholders ability to enter into certain voting arrangements or transfer their shares and will terminate upon the occurrence of certain events. See “Voting Agreement” beginning on page 75.

Appraisal Rights (Page 76)

Stockholders are entitled to appraisal rights under the General Corporation Law of the State of Delaware, which we refer to as the DGCL, in connection with the merger. This means that if you comply with the requirements and procedures of Section 262 of the DGCL you are entitled to have the fair value of your shares of our common stock determined by the Delaware Court of Chancery and to receive payment based on that valuation in lieu of the merger consideration. The ultimate amount you receive in an appraisal proceeding may be less than, equal to or more than the amount you would have received under the merger agreement.

considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Premiums Paid Analysis

Moelis performed a premiums paid analysis using the stock price premiums paid in publicly announced merger and acquisition transactions between July 31, 2009 and July 31, 2012 for targets with headquarters in the United States in transactions with transaction values between $500 million and $2.0 billion. As part of its premiums paid analysis, Moelis observed 182 transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the target company’s single day closing stock price for the date (i) one day prior to the announcement of the transaction; (ii) one week prior to the announcement of the transaction; and (iii) four weeks prior to the announcement of the transaction. Moelis then compared the premiums in its analysis to the premiums implied by the per share cash consideration of $1.00 per share of the Company’s common stock relative to the Company’s closing stock price for the corresponding dates prior to August 1, 2012. The results of the premiums paid analysis were as follows:

	Premium to Stock Price Over:
	One Day	One Week	Four Weeks
Median of Observed Transactions	30.3%	32.7%	35.2%
Mean of Top 10%(1)	110.5%	112.0%	121.2%

Per Share Cash Consideration ($1.00)	400.0%	334.8%	233.3%

(1)	The corresponding overall mean premiums of the 182 observed transactions were 32.1%, 34.5% and 37.9%, respectively.

Sum-of-the-Parts Analysis

Moelis performed a sum-of-the-parts analysis of the Company based on implied value reference ranges derived for the Company’s spectrum bands consisting of (1) A and B frequency blocks of U.S. WCS, (2) C and D frequency blocks of U.S. WCS, (3) AWS, (4) BRS/EBS, and (5) Canadian WCS. Data for the Company was based on internal estimates and other data provided by the Company’s management and the Company’s public filings. Data for FCC auctions, the selected transactions referred to below and Clearwire Corp., which we refer to as Clearwire, was based on publicly available information. No FCC auction, transaction or company used in this analysis was identical or directly comparable to the Company, its assets or the Transaction. This analysis involved complex considerations and judgments concerning differences in market, bandwidth and regulatory characteristics and other factors that could affect the auction, acquisition, public trading or other values of the FCC auctions, transactions or public company to which the Company’s spectrum assets were compared.

Reference ranges of implied values were calculated as follows:

•

in the case of the A and B frequency blocks of the Company’s U.S. WCS, Moelis applied to the MHz-POPs of those blocks a range of implied value per MHz-POPs (“$ per MHz-POPs”) of $0.200 to $0.375, which range was selected based on judgment, generally after reviewing the $ per MHz-POPs paid in the following selected FCC auction (calculated as the aggregate price received for all licenses sold in such auction divided by aggregate MHz-POPs sold) and two selected acquisition transactions for broadband wireless spectrum licenses (calculated as aggregate purchase price to the extent publicly available divided by aggregate MHz-POPs acquired) and taking into consideration differences in POPs, bandwidth and regulatory characteristics:

Transaction Date	Auction or Buyer/Seller	$ per MHz-POPs
9/2006	Auction 66	$0.54
6/2011	Dish Network Corp./TerreStar Networks Inc.	$0.21
3/2011	Dish Network Corp./DBSD North America, Inc.	$0.23

•

in the case of the C and D frequency blocks of the Company’s U.S. WCS, Moelis applied to the MHz-POPs of those blocks a range of $ per MHz-POPs of $0.020 to $0.070, which range was selected based on judgment, generally after reviewing the $ per MHz-POPs paid in the following three selected FCC auctions for narrowband wireless spectrum licenses since 2003 and taking into consideration differences in POPs, bandwidth and regulatory characteristics:

Transaction Date	Auction	$ per MHz-POPs
3/2007	Auction 69	$0.054
6/2006	Auction 65	$0.032
4/2003	Auction 46	$0.009

•

in the case of the Company’s AWS, Moelis applied to the MHz-POPs of AWS a range of $ per MHz-POPs of $0.150 to $0.250, reflecting a range of premiums of approximately 30% to 115% to the aggregate $ per MHz-POPs of $0.116 paid by the Company in Auction 66 for its remaining AWS licenses. The range of $ per MHz-POPs was selected based on judgment, generally after reviewing the premiums paid by the acquirer in the following three selected acquisition transactions involving AWS licenses that had been previously auctioned in Auction 66 relative to the aggregate $ per MHz-POPs that had been paid for such licenses in Auction 66 (premiums paid was considered more relevant for purposes of this analysis than $ per MHz-POPs paid in the selected acquisition transactions due to the significant differences in POPs of the selected acquisition transactions relative to POPs of the Company’s AWS):

Transaction Date	Buyer/Seller	$ per MHz-POPs	Premium to Auction 66
12/2011	Verizon Communications Inc./ SpectrumCo, LLC	$0.68	48%
12/2011	Verizon Communications Inc./ Cox Communications Inc.	$0.56	52%
12/2011	Verizon Communications Inc./ Savary Island, LLC	$0.62	87%

•

in the case of the Company’s EBS/BRS, Moelis applied to the MHz-POPs of EBS/BRS a range of $ per MHz-POPs of $0.225 to $0.350, which range was selected based on judgment, generally after reviewing (a) $ per MHz-POPs implied for Clearwire, a selected publicly traded wireless service provider which utilizes EBS/BRS wireless spectrum, based on (i) enterprise value (calculated as the market value of Clearwire’s diluted common equity based on its closing stock price on July 31, 2012, plus preferred stock, plus, as of its most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents), (ii) enterprise value plus capitalized spectrum leases (calculated by applying a capitalization multiple of 8.0x to Clearwire’s latest 12 months spectrum lease expense) and (iii) adjusted enterprise value (utilizing the market value of publicly traded debt as of July 31, 2012 instead of most recent reported book value) plus capitalized spectrum leases and (b) $ per MHz-POPs paid in the Clearwire/AT&T acquisition transaction for EBS/BRS licenses in February 2007, as follows, and taking into consideration differences in POPs and differences in the financial and operating characteristics of Clearwire as a wireless service provider relative to those of the Company and its EBS/BRS:

	Clearwire Enterprise Value	Clearwire Enterprise Value plus Capitalized Spectrum Leases	Clearwire Adjusted Enterprise Value plus Capitalized Spectrum Leases	Clearwire/AT&T Transaction in 2/2007
$ per MHz-POPs	$0.11	$0.16	$0.15	$0.17

•

in the case of the Company’s Canadian WCS, Moelis applied to the MHz-POPs of Canadian WCS a range of $ per MHz-POPs of $0.075 to $0.200, which range was selected based on judgment, generally after reviewing the $ per MHz-POPs of $0.21 and $0.23 paid in the two selected acquisition transactions by Dish for broadband wireless spectrum licenses previously referred to above in the bullet describing the implied value reference range derived for the A and B frequency blocks of the Company’s U.S. WCS and taking into consideration differences in POPs, bandwidth and regulatory characteristics.

Utilizing the implied value reference ranges of $305 million to $572 million in the case of the A and B blocks of the Company’s U.S. WCS, $25 million to $86 million in the case of the C and D blocks of the Company’s U.S. WCS, $12 million to $21 million in the case of the Company’s AWS, $219 million to $340 million in the case of the Company’s EBS/BRS and $32 million to $85 million in the case of the Company’s Canadian WCS, Moelis derived the following selected total enterprise value range for the Company, as compared to the projected total debt of the Company based on internal estimates of the Company’s management as of December 31, 2012 and March 31, 2013:

Selected Total Enterprise Value Reference Range for the Company	Projected Total Debt as of 12/31/2012 for the Company	Projected Total Debt as of 3/31/2012 for the Company
$700 million to $1,000 million	$1,260 million	$1,305 million

This analysis also indicated the following implied value range for the U.S. WCS and AWS being acquired by Parent, as compared to the $600 million aggregate cash consideration being paid by Parent in the merger and the purchase of the senior notes, subordinated notes and NextWave third lien notes:

Implied Value Reference Range for U.S. WCS and AWS	Aggregate Cash Consideration Being Paid by AT&T in the Merger and the Note Purchases
$342 million to $679 million	$600 million

Other Information

Moelis also noted for the independent committee and the Company’s board of directors certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•

publicly available data of two other selected FCC auctions for broadband wireless spectrum since 2005 (Auction 73 in March 2008 and Auction 58 in February 2005), including the $ per MHz-POPs paid in those auctions of $1.28 and $0.98, respectively; and

•

estimated values provided by the Company’s management for the Company’s other assets (other than its net operating loss carry forwards), including 2.0 GHz spectrum licenses in Norway, a building in Henderson, Nevada, network equipment, a receivable from Inquam Broadband, a 70/80/90 GHz millimeter wave license and 5% ownership stake in Hughes Systique Corp.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

market value of the proceeds that would have been received under the Third Lien NPA if the merger agreement is terminated in a manner that requires us or an alternative acquiror to pay the $5 million termination payment and a qualifying transaction is concurrently or subsequently consummated; and

•	to not interfere with the merger or take any action to support a bankruptcy filing of the Company;

•

to use reasonable best efforts to cause the holder to be qualified under the Communications Act of 1934 and the FCC Rules to hold and receive FCC Authorizations generally and, subject to receipt of the FCC Consent, to hold and receive the additional spectrum assets upon consummation of the transactions contemplated by Third Lien NPA and the merger agreement;

•

to use reasonable best efforts to take (or cooperate with the Company to take) all actions necessary or required to effectuate the consummation of the transactions contemplated by the Third Lien NPA and the merger agreement, including, without limitation, obtaining (or permitting the Company to obtain) any other necessary consents from any governmental entity, making (or assisting the Company in making) any filings required to be made with any governmental entities with respect the transactions contemplated by the Third Lien NPA under the HSR Act and taking (or assisting the Company in taking) any such other actions as may be required or necessary to effect the transfer of the transferred spectrum assets in furtherance of the transactions contemplated by the merger agreement;

•	to not convert or take any action to convert the old third lien notes into equity securities of the Company;

•	to not amend, restate, amend and restate, or modify the forbearance agreement; and

•

except as contemplated in the merger agreement, not to enter into any amendment to the old third lien notes or any indenture, security agreement or other ancillary agreement that is adverse to Parent or would otherwise have a material impact on the consummation of the merger without first receiving prior written consent of Parent.

VOTING AGREEMENT

Concurrently with the execution of the merger agreement and as an inducement to Parent’s and Merger Sub’s willingness to enter into the merger agreement, certain stockholders of the Company who are entitled to vote an aggregate of approximately fifty-eight percent of the outstanding shares of the Company’s common stock, have entered into voting agreements with Parent, a form of which is attached to the merger agreement as Exhibit A, pursuant to which such stockholders have agreed to vote their shares of the Company’s common Stock:

•	in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement and any related transactions;

•	against any action or agreement that would reasonably be expected to impede or interfere with the consummation of the merger; and

•	against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other Company obligation under the merger agreement.

Specifically, Parent entered into separate voting agreements with: (i) funds managed by Avenue Capital Management II, L.P., (ii) Solus Alternative Asset Management LP, in respect of funds managed by it, (iii) Polygon Recovery Fund L.P., (iv) Mr. Manchester, (v) Mr. Salmasi (on behalf of himself and Navation, Inc., a company controlled by him and owned solely by members of his family), (vi) Mr. Cassou and (vii) Kevin Finn, each of which, other than Mr. Cassou, is, or is affiliated with, one or more holders of NextWave third lien notes and Holdco third lien notes. Funds affiliated with Avenue Capital Group and Solus Alternative Asset Management are also the holders of our senior notes and subordinated notes. Messrs. Manchester and Salmasi are members of our board of directors. Mr. Cassou is our EVP, Chief Legal Counsel and Secretary, and

Mr. Finn is a former officer of the Company. The terms of the voting agreement provide for certain restrictions on such stockholders ability to enter into certain voting arrangements or transfer their shares until the voting agreement is terminated, specifically such stockholders

•	may not, without Parent’s written consent, transfer, sell, assign or otherwise encumber any of our common stock held by them;

•	may not facilitate (subject to certain limitation) any Company alternative proposal to the merger or the transactions contemplated by the merger agreement;

•	may not enter into any other voting arrangements;

•	may not exercise any rights of appraisal or rights of dissent with respect to the merger or the transactions contemplated by the merger agreement; and

•

must opt out of any class action with respect to any claim challenging the validity of the merger or the transactions contemplated by the merger agreement or alleging breach of fiduciary duty of any person in connection with the merger or the transactions contemplated by the merger agreement.

The voting agreement will terminate upon the earliest to occur of

•	the mutual consent of Parent and the applicable stockholder;

•	receipt of the affirmative vote of the Company’s stockholders in favor of the merger agreement and the transactions contemplated by the merger agreement;

•	the termination of the merger agreement; and

•	reduction of the consideration to be received under the merger agreement.

APPRAISAL RIGHTS

Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to seek appraisal of your shares of our common stock and receive payment in cash for the fair value of your shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of our common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. The Company’s stockholders who elect to exercise appraisal rights must not vote in favor of the proposal to adopt the merger agreement and must comply with the provisions of Section 262 of the DGCL in order to properly demand and perfect their appraisal rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements may result in the loss of your appraisal rights.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to properly demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex B to this proxy statement. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Section 262 requires that where a merger agreement is to be submitted for adoption at a meeting of stockholders, the stockholders be notified that appraisal rights will be available not less than 20 days before the special meeting to vote on the merger. A copy of Section 262 must be included with such notice. This proxy statement constitutes the Company’s notice to our stockholders that appraisal rights are available in connection with the merger, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex B. Failure to comply

Annex B

NEXTWAVE WIRELESS INC.

12264 El Camino Real

San Diego, CA 92130

August 29, 2012

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	NextWave Wireless Inc. (the “Company”)

Revised Preliminary Proxy Statement on Schedule 14A

Filed August 17, 2012

File No. 001-33226

Ladies and Gentlemen:

In connection with the above-captioned Proxy Statement on Schedule 14A, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEXTWAVE WIRELESS INC.

By:	/s/ Francis J. Harding
Francis J. Harding
Chief Financial Officer